UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Macronix International Co., Ltd.
(Name of Subject Company (Issuer))

Macronix International Co., Ltd.
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

1% Convertible Bonds Due 2005
(Title of Class of Securities)

556103AB5
(CUSIP Number of Class of Securities)

SCOTT D. CLEMENS
LANCE CHEN
Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong
Telephone: (852) 2846-1888
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$88,318,825	$8,126

(1)	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 1% Convertible Bonds due 2005.

(2)
The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of securities proposed to be purchased.

☐
Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule l3e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Macronix International Co., Ltd., a company incorporated in Taiwan, the Republic of China (“Macronix”), to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated December 24, 2002 (the “Offer to Purchase”), and Letter of Transmittal (the “Letter of Transmittal”), any and all of Macronix’s outstanding 1% Convertible Bonds due 2005 (the “Bonds”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto.

The Offer will expire at 5:00 p.m., New York time, on Friday, January 24, 2003, unless the Offer is extended. This Schedule TO is being filed on behalf of Macronix. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), solely with respect to the Bonds and the Offer.

All information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in the Schedule TO, except for those items as to which information is specifically provided herein.

Item 1.    Summary Term Sheet.

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The name of the issuer is Macronix International Co., Ltd., a company incorporated under the laws of Taiwan, the Republic of China, and the address and telephone number of its principal executive offices is No. 16 Li-Hsin Road, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, (8863) 578-6688. The information set forth in the Offer to Purchase in the section captioned “Information About Macronix” is incorporated herein by reference.

(b)    The securities that are subject to this offer are the 1% Convertible Bonds due 2005 issued by Macronix. On December 20, 2002, we purchased U.S.$8,000,000 principal amount of Bonds. After the settlement of this purchase, which is expected to take place on December 31, 2002, such Bonds will be returned to the Trustee for cancellation and the aggregate principal amount of Bonds outstanding will be U.S.$72,097,000.

(c)    The Bonds are listed on the Luxembourg Stock Exchange but are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Macronix’s common shares are traded on the Taiwan Stock Exchange and Macronix’s American Depositary Shares, each representing 10 common shares, are traded on the Nasdaq National Market under the symbol “MXICY.” On December 20, 2002, the closing price of Macronix’s common shares on the Taiwan Stock Exchange was NT$11.40 per common share and the closing price of its American Depositary Shares on the Nasdaq National Market was U.S.$3.16 per American Depositary Share.

With respect to market information of the Bonds, common shares and American Depositary Shares, reference is made to the information set forth in the Offer to Purchase under the caption “Information about Macronix — Market Price Information”, which information is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    The information set forth under Item 2(a) above is incorporated herein by reference. Macronix is both the filing person and the subject company.

As required by General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers and/or controlling persons of Macronix:

Ding-Hua Hu	Executive Director and Chairman
Miin Wu	Executive Director and President

H. C. Chen	Executive Director
Maria D.H. Lu	Director
An. Cheng	Director
Ing-Jiunn Hai	Director
Hong-Hui Chen	Director
Dang-Hsing Yiu	Director and Chief Operating Officer
Fuja Shone	Director and Vice President
Y. S. Tan	Director and Vice President
Raymond S. Mak	Director and Vice President
Wen-Lung Lee	Supervisor
Roger Chu	Supervisor
Ping Tien Wu	Supervisor
Cheng Yi Fang	Supervisor
Paul Yeh	Associate Vice President in charge of Finance Center

The address of each director and/or executive officer listed above is c/o Macronix International Co., Ltd., No 16 Li-Hsin Road, Science-Based Industrial Park, Hsinchu, Taiwan, the Republic of China, and each such person’s telephone number is (8863) 578-6688.

Item 4.    Terms of the Transaction.

(a)    The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet”, “The Offer”, “Procedures for Tendering and Withdrawing Bonds”, “Information about the Bonds” and “United States Federal Income Tax Consequences” is incorporated herein by reference.

(b)    None of the subject securities are to be purchased from any officer, director, or affiliate of Macronix.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)    The Bonds are governed by the Indenture, dated as of February 1, 2000, between Macronix, as Issuer, and The Bank of New York, as Trustee, as amended by the First Supplemental Indenture, dated as of December 20, 2002. In addition, Macronix has informal brokerage arrangements with Deutsche Bank London through which Macronix has repurchased the Bonds on the open market. The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet—Information About the Bonds” and “Information About the Bonds” is incorporated herein by reference.

Macronix enters into derivative contracts from time to time with its common shares as the underlying reference securities. Macronix has two significant derivative contracts outstanding. Macronix has entered into a derivative contract to hedge its risks related to its Stock Appreciation Rights (“SAR”) program, the underlying reference to the contract being its share price converted at current exchange rates into U.S. dollars. The strike price of the contract at December 31, 2001 was U.S.$1.50 (NT$46.26) and the underlying reference securities were 48.4 million common shares. Macronix receives or pays the benefit or obligation represented by the fair market value of its share price in NT dollars divided by U.S. dollar-NT dollar exchanges rates compared with the strike price in the contract. The current expiration date of the contract is December 31, 2002. Macronix can settle portions of the contract at its discretion up to the expiration date.

On May 5, 1998, Macronix issued $150 million aggregate principal amount of zero coupon convertible debentures, which were privately placed with a financial institution. Macronix subsequently entered into a call option contract with the financial institution, the underlying reference securities being the convertible debentures. The terms of the contract provided that the notional amount of U.S.$150 million is divided into fifteen options ($10 million each) and Macronix is entitled to exercise the options separately during the life of the contract, but at a minimum number of two times and maximum of fifteen times. Macronix simultaneously entered into currency swaps, based on the notional amount of the debt, converting Japanese Yen into New Taiwan dollars and New Taiwan dollars into United States dollars. Subsequently, the option contract and the currency swaps were combined into a single contract. Macronix exercised two options on January 22, 2000 and five options on June 26, 2000. The contract expires in May of 2003.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in the Offer to Purchase in the section captioned “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase in the section captioned “The Offer—Purpose of the Offer” is incorporated herein by reference.

(c)(1)    None.

(c)(2)    None.

(c)(3)    None.

(c)(4)    None.

(c)(5)    None.

(c)(6)    None.

(c)(7)    None.

(c)(8)    None.

(c)(9)    None.

(c)(10)    None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    The information set forth in the Offer to Purchase in the section captioned “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b)    Not applicable.

(d)    None. No part of the funds for the repurchase price and fees and expenses related to the Offer is required or expected to be directly or indirectly borrowed for the purpose of the Offer.

Item 8.    Interest in Securities of the Subject Company.

(a)    Macronix has previously purchased approximately $78,825,000 aggregate principal amount of the Bonds in open market transactions. These Bonds have been returned to The Bank of New York as trustee for cancellation. On December 20, 2002, Macronix also purchased an additional $8,000,000 principal amount of Bonds. After the settlement of this purchase, which is expected to take place on December 31, 2002, such Bonds will be returned to the Trustee for cancellation and the aggregate principal amount of the Bonds outstanding will be $72,097,000.

Based on Macronix’s records and information provided to Macronix by its respective directors, executive officers, associates and subsidiaries, none of Macronix’s associates or subsidiaries or persons controlling Macronix, and, to the best of Macronix’s knowledge, none of the directors or executive officers of Macronix or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, beneficially owns any other Bonds.

(b)    Except as set forth below, based on Macronix’s records and information provided to Macronix by its respective directors or executive officers, associates and subsidiaries, none of Macronix, or any of its associates or subsidiaries or persons controlling Macronix, and, to the best of Macronix’s knowledge, none of the directors or executive officers of Macronix or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions with respect to the Bonds during the past 60 days.

Transactions with respect to the Bonds entered into by Macronix during the past 60 days are as follows:

Name	Date	Amount	Price per Bond	Where and How Effected
Macronix	December 20	$8,000,000	121.85%	open market transactions
Macronix	November 12	$5,000,000	121.63%	open market transactions
Macronix	November 12	$5,000,000	121.50%	open market transactions
Macronix	November 11	$6,000,000	121.25%	open market transactions
Macronix	November 5	$5,000,000	121.25%	open market transactions
Macronix	October 28	$4,750,000	120.90%	open market transactions
Macronix	October 28	$10,000,000	121.00%	open market transactions
Macronix	October 25	$500,000	121.00%	open market transactions
Macronix	October 24	$3,000,000	121.00%	open market transactions

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth in the Offer to Purchase in the section captioned “Dealer Manager; Tender Agent; Fees and Expenses” is incorporated herein by reference.

Item 10.    Financial Statements.

(a)    Macronix does not believe it is required to include such information due to the fact that such information is not material because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the offeror is a public reporting company that files reports electronically under EDGAR and the Offer is for any and all of the outstanding Bonds.

(b)    Not applicable.

Item 11.    Additional information.

Agreements, Regulatory Requirements and Legal Proceedings.

(a)(1)    None.

(a)(2)    The Bonds are listed on the Luxembourg Stock Exchange and Macronix has complied with the requirements of the Luxembourg Stock Exchange with respect to review and approval of the Offer to Purchase and commencement of the Offer.

(a)(3)    None.

(a)(4)    None.

(a)(5)    None.

Other Material Information.

(b)    The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated December 24, 2002.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Clients, dated December 24, 2002.*

(a)(1)(iv)	Letter to Broker-Dealers, dated December 24, 2002.*

(a)(1)(v)	Guidelines to Substitute Form W-9.*

(a)(5)(i)	Press Release Regarding Offer, dated December 24, 2002.*

(b)	None.

(d)(1)
Indenture by and between Macronix International Co., Ltd. and The Bank of New York, dated February 1, 2000 (previously filed as Exhibit 2.3 to the Macronix International Co., Ltd. Annual Report on Form 20-F for the period ended December 31, 1999 filed with the Commission on July 14, 2000, and incorporated herein by reference).

(d)(2)	First Supplemental Indenture by and between Macronix International Co., Ltd. and The Bank of New York, dated December 20, 2002.*

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

(a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MACRONIX INTERNATIONAL CO., LTD.

By:	/s/ Paul Yeh
Name:	Paul Yeh
Title:	Associate Vice President Finance Center

Date: December 24, 2002

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated December 24, 2002.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Clients, dated December 24, 2002.*

(a)(1)(iv)	Letter to Broker-Dealers, dated December 24, 2002.*

(a)(1)(v)	Guidelines to Substitute Form W-9.*

(a)(5)(i)	Press Release Regarding Offer, dated December 24, 2002.*

(b)	None.

(d)(1)
Indenture by and between Macronix International Co., Ltd. and The Bank of New York, dated February 1, 2000 (previously filed as Exhibit 2.3 to the Macronix International Co., Ltd. Annual Report on Form 20-F for the period ended December 31, 1999 filed with the Commission on July 14, 2000 and incorporated herein by reference).

(d)(2)	First Supplemental Indenture by and between Macronix International Co., Ltd. and The Bank of New York, dated December 20, 2002.*

(g)	None.

(h)	None.

* Filed herewith.